Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-11 of our report dated May 12, 2017, relating to the balance sheet of VICI Properties Inc. (previously wholly-owned by Caesars Entertainment Operating Company, Inc. (“CEOC”)) (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to: (i) CEOC and the entities that owned the Company filing for reorganization under Chapter 11 of the United States Bankruptcy Code, and (ii) uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern as a result of several issues that had to be resolved before CEOC successfully emerged from bankruptcy) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

December 11, 2017